Exhibit 99.1

Amdocs Limited Reports First Quarter Fiscal 2025 Results

Revenue of $1.11 Billion, down 10.9% YoY as Reported and up 1.7% YoY in Pro Forma(1) Constant Currency(2)

Delivers Substantial Profitability Improvement, Reflecting Phase Out of Certain Non-Core, Low Margin Business Activities & Operational Efficiencies

12-Month Backlog of $4.14 Billion, Accelerating by $80 Million QoQ and up 2.7% YoY on a Pro Forma(1) Basis

Expects Fiscal 2025 Revenue Outlook of (11.6)%-(8.5)% YoY as Reported

Reiterates Fiscal 2025 Revenue Growth Outlook of 1%-4.5% YoY in Pro Forma(1) Constant Currency(2)

Reiterates Fiscal 2025 Target for Double-Digit Total Shareholder Returns(3)

First Quarter Fiscal 2025 Highlights

(All comparisons are against the prior year)

•

Revenue of $1,110 million, down 10.9% as reported due to the phase out of certain business activities, and up 1.7% in pro forma(1) constant currency(2); revenue was slightly above the midpoint of the $1,095-$1,135 million guidance range, adjusting for a negative impact from foreign currency movements of approximately $6 million compared to our guidance assumptions

•	Managed services revenue of $729 million, equivalent to approximately 66% of total revenue and up 0.9% as compared to last year’s first fiscal quarter

•	GAAP diluted EPS of $1.33, above the guidance range of $1.20-$1.29

•	Non-GAAP diluted EPS of $1.66, at the higher end of the guidance range of $1.61-$1.67

•

GAAP operating income of $199 million; GAAP operating margin of 17.9%, up 900 basis points as compared to the fourth fiscal quarter which included restructuring charges of $83 million, and up 310 basis points as compared to last year’s first fiscal quarter, reflecting the phase out of certain non-core business activities and a continued focus on operational excellence

•

Non-GAAP operating income of $235 million; non-GAAP operating margin of 21.2%, up 310 basis points as compared to last year’s first fiscal quarter and up 250 basis points sequentially, reflecting the phase out of certain non-core business activities and a continued focus on operational excellence

•

Free cash flow of $78 million, comprised of cash flow from operations of $106 million, less $27 million in net capital expenditures(4), including $23 million of restructuring payments; reiterates full year fiscal 2025 free cash outlook of $710 million to $730 million, excluding restructuring payments

•	Repurchased $144 million of ordinary shares during the first fiscal quarter

•

Twelve-month backlog of $4.14 billion, up approximately $80 million sequentially; adjusting for the phase out of certain business activities, twelve-month backlog was up 2.7%(1) as compared to last year’s first fiscal quarter

(1)

For comparison purposes, pro forma adjusts first quarter fiscal year 2024 revenue by approximately $150 million and fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

(2)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(3)	Expected total shareholder return assumes midpoint of fiscal year 2025 non-GAAP EPS growth outlook, plus dividend yield
(4)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

JERSEY CITY, NJ – February 4, 2025 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended December 31, 2024.

“Fiscal 2025 is off to a solid start. First quarter revenue of $1.11 billion was slightly above the midpoint of guidance adjusting for currency, and 12-month backlog accelerated by $80 million sequentially. Among several key wins this quarter Amdocs is leading a billing systems consolidation for a large Tier 1 operator in North America. We also saw the continuation of strong sales momentum in cloud where we signed a new cloud operations services agreement with a large Western European provider. From an execution standpoint, we successfully delivered many project deployments for our customers, including the launch of new charging platform for a European operator and M1 in Singapore. Additionally, we remain laser-focused on delivering world-class innovation in cloud, digital and Gen AI-based solutions that service providers need to grow revenue, improve efficiency and deliver exceptional customer experiences,” said Shuky Sheffer, president and chief executive officer of Amdocs Management Limited.

“Profitability rose significantly in Q1, driven by the previously announced phase-out of low-margin activities, and our focus on operational excellence, automation, and AI to drive ongoing efficiency gains. Further supporting our high level of business visibility, managed services accounted for roughly 66% of total revenue, a material improvement from a year ago. Additionally, we expanded the scope of existing managed services engagements with several customers, maintaining our impressive renewal rate which has trended close to 100% over time,” said Tamar Rapaport-Dagim, chief financial officer & chief operating officer of Amdocs Management Limited.

Sheffer concluded, “As a market leader, we are proud of Amdocs’ innovative, Gen AI-based solutions and our execution and mission critical operations expertise. We also have a pivotal role in supporting our customers growth, efficiency and industry consolidation strategies. Across our large addressable market, we see a rich and encouraging sales pipeline which we are working hard to monetize while navigating the continuously challenging demand environment. As to our fiscal 2025 outlook, we are reiterating our guidance for revenue growth of between 1% to 4.5% in pro forma(1) constant currency(2), as well as another year of double-digit growth in cloud. Moreover, we are on-track to deliver double-digit expected total shareholder returns(3) for the fifth consecutive year, underpinned by our ongoing margin expansion initiatives and robust earnings to cash conversion.”

Revenue

(All comparisons are against the prior year period)

	In millions Three months ended December 31, 2024
	Actual	Guidance
Revenue	$1,110	$1,095 - $1,135
Revenue Growth, as reported	(10.9)%
Revenue Growth, pro-forma (1) constant currency (2)	1.7%

•

Revenue for the first fiscal quarter of 2025 was slightly above the midpoint of Amdocs’ guidance, adjusting for negative impact from foreign currency movements of approximately $6 million relative to our guidance assumptions

•	Revenue for the first fiscal quarter includes a negative impact from foreign currency movements of approximately $4 million relative to the fourth quarter of fiscal 2024

Net Income and Earnings Per Share

	In thousands, except per share data Three months ended December 31,
	2024	2023
GAAP Measures
Net Income	$151,852	$148,722
Net Income attributable to Amdocs Limited	$151,133	$147,965
Diluted earnings per share	$1.33	$1.26

Non-GAAP Measures
Non-GAAP Net Income	$188,877	$183,833
Non-GAAP Net Income attributable to Amdocs Limited	$188,158	$183,076
Non-GAAP Diluted earnings per share	$1.66	$1.56

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below.

Capital Allocation

•

M&A Activity: On December 31, 2024, Amdocs completed the acquisition of Profinit, a data science and engineering company, for a net consideration of approximately $34 million with additional consideration to be paid later based on the achievement of certain performance objectives, as well as two smaller acquisitions

•

Quarterly Cash Dividend Program: On February 4, 2025, the Board approved the Company’s next quarterly cash dividend payment at the new increased rate of $0.527 per share, as approved at the January 2025 annual general meeting of shareholders and set March 31, 2025 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on April 25, 2025

•	Share Repurchase Activity: Repurchased $144 million of ordinary shares during the first quarter of fiscal 2025

Twelve-month Backlog

Twelve-month backlog was $4.14 billion at the end of the first quarter of fiscal 2025. On a pro forma(1) basis, adjusting the comparable period for the phase out of certain business activities, twelve-month backlog was up approximately 2.7% as compared to last year’s first fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Second Quarter Fiscal 2025 Outlook

In millions, except per share data
Q2 - 2025
Revenue	$1,105-$1,145
GAAP Diluted earnings per share	$1.30-$1.38
Non-GAAP Diluted earnings per share	$1.67-$1.73

•

Second quarter revenue guidance assumes a negative $3 million sequential impact from foreign currency fluctuations as compared to foreign currency rates prevailing at the end of the first quarter of fiscal 2025

•

Second quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.20-$0.22 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.12 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

Full Year Fiscal 2025 Outlook

FY 2025 - Year-over -Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	(11.6)%-(8.4)%	(10.9)%-(7.7)%
Revenue Growth, Pro-forma (1) constant currency (2)	1%-4.5%	1%-4.5%
GAAP Diluted earnings per share	27.0%-34.0%	25.0%-33.0%
Non-GAAP Diluted earnings per share	6.5%-10.5%	6.5%-10.5%

FY 2025, in millions
	Current guidance	Previous guidance
Free Cash Flow (4)	$710-$730	$710-$730

•

Revenue growth on a pro forma(1), constant currency(2) basis adjusts fiscal 2024 revenue by approximately $600 million to reflect the end of several low-margin, non-core business activities, including certain low-margin software and hardware partner activities, Vubiquity’s transactional video on demand business and non-core subscription services; these activities substantially already ceased in the first quarter of fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook

•

Full year fiscal 2025 revenue guidance incorporates an expected negative impact from foreign currency fluctuations of approximately 0.6% year-over-year, as compared with a positive impact of approximately 0.2% year-over-year previously, and includes some inorganic contribution

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.84-$0.90 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.48 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	The impact of the acquisitions on Amdocs’ non-GAAP diluted earnings per share is expected to be immaterial in the full fiscal year 2025

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•	Non-GAAP operating margin is anticipated to be within a range of 21.1% to 21.7% for the full year fiscal 2025

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization on purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 15% to 17% for the full year fiscal 2025

•	Free cash flow(4) is comprised of cash flow from operations, less net capital expenditures, and excludes payments related to restructuring charges

The forward-looking statements regarding our second fiscal quarter 2025 and full year fiscal 2025 guidance take into consideration the Company’s current expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on February 4, 2025 at 5:00 p.m. Eastern Time to discuss the Company’s first quarter of fiscal 2025 results.

To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow equals cash generated by operating activities less net capital expenditures. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow(4), revenue on a constant currency(2) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

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About Amdocs

Amdocs helps those who build the future to make it amazing. With our market-leading portfolio of software products and services, we unlock our customers’ innovative potential, empowering them to provide next-generation communication and media experiences for both the individual end user and large enterprise customers. Our employees around the globe are here to accelerate service providers’ migration to the cloud, enable them to differentiate in the 5G era, and digitalize and automate their operations. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $5.00 billion in fiscal 2024.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers. Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2024 filed on December 17, 2024.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended December 31,
	2024	2023
Revenue	$1,110,055	$1,245,199
Operating expenses:
Cost of revenue	682,259	812,744
Research and development	84,333	89,207
Selling, general and administrative	122,087	142,504
Amortization of purchased intangible assets and other	15,759	16,410
Restructuring charges	6,783	—

	911,221	1,060,865

Operating income	198,834	184,334
Interest and other expense, net	(6,409)	(9,778)

Income before income taxes	192,425	174,556

Income tax expense	40,573	25,834

Net income	$151,852	$148,722

Net income attributable to noncontrolling interests	719	757

Net income attributable to Amdocs Limited	$151,133	$147,965

Basic earnings per share attributable to Amdocs Limited	$1.34	$1.27

Diluted earnings per share attributable to Amdocs Limited	$1.33	$1.26

Cash dividends declared per ordinary share	$0.479	$0.435

Basic weighted average number of shares outstanding	112,745	116,841

Diluted weighted average number of shares outstanding	113,439	117,536

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended December 31,
	2024	2023
Revenue	$1,110,055	$1,245,199
Non-GAAP operating income	235,398	225,241
Non-GAAP net income	188,877	183,833
Non-GAAP net income attributable to Amdocs Limited	188,158	183,076
Non-GAAP diluted earnings per share	$1.66	$1.56
Diluted weighted average number of shares outstanding	113,439	117,536

Free Cash Flows

(In thousands)

	Three months ended December 31,
	2024	2023
Net Cash Provided by Operating Activities	$105,555	$182,387
Purchase of property and equipment, net (a)	(27,355)	(43,743)

Free Cash Flow	$78,200	$138,644

(a)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the three months ended December 31, 2024 and 2023, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended December 31, 2024
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$682,259	$—	$(13,250)	$—	$—	$—	$—	$669,009
Research and development	84,333		(2,271)					82,062
Selling, general and administrative	122,087		(10,999)	12,498				123,586
Amortization of purchased intangible assets and other	15,759	(15,759)						—
Restructuring charges	6,783				(6,783)			—

Total operating expenses	911,221	(15,759)	(26,520)	12,498	(6,783)	—	—	874,657

Operating income	198,834	15,759	26,520	(12,498)	6,783	—	—	235,398
Interest and other expense, net	(6,409)					6,048		(361)
Income tax expense	40,573						5,587	46,160

Net income	151,852	15,759	26,520	(12,498)	6,783	6,048	(5,587)	188,877

Net income attributable to noncontrolling interests	719							719

Net income attributable to Amdocs Limited	$151,133	$15,759	$26,520	$(12,498)	$6,783	$6,048	$(5,587)	$188,158

	Three Months Ended December 31, 2023
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$812,744	$—	$(13,527)	$1,583	$—	$—	$800,800
Research and development	89,207		(1,867)				87,340
Selling, general and administrative	142,504		(10,686)				131,818
Amortization of purchased intangible assets and other	16,410	(16,410)					—

Total operating expenses	1,060,865	(16,410)	(26,080)	1,583	—	—	1,019,958

Operating income	184,334	16,410	26,080	(1,583)	—	—	225,241
Interest and other expense, net	(9,778)				1,534		(8,244)
Income tax expense	25,834					7,330	33,164

Net income	148,722	16,410	26,080	(1,583)	1,534	(7,330)	183,833

Net income attributable to noncontrolling interests	757						757

Net income attributable to Amdocs Limited	$147,965	$16,410	$26,080	$(1,583)	$1,534	$(7,330)	$183,076

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2024	September 30, 2024
ASSETS
Current assets:
Cash and cash equivalents	$213,833	$346,085
Short-term interest-bearing investments	135,175	168,242
Accounts receivable, net, including unbilled	990,859	1,028,357
Prepaid expenses and other current assets	266,861	228,498

Total current assets	1,606,728	1,771,182
Property and equipment, net	734,400	755,601
Lease assets	155,485	149,254
Goodwill and other intangible assets, net	3,066,911	3,005,637
Other noncurrent assets	730,217	704,468

Total assets	$6,293,741	$6,386,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,230,093	$1,315,679
Lease liabilities	38,625	39,983
Deferred revenue	116,114	115,247

Total current liabilities	1,384,832	1,470,909
Lease liabilities	108,722	103,462
Long-term debt, net of unamortized debt issuance costs	646,444	646,291
Other noncurrent liabilities	647,883	666,303
Total Amdocs Limited Shareholders’ equity	3,464,263	3,456,976
Noncontrolling interests	41,597	42,201

Total equity	3,505,860	3,499,177

Total liabilities and equity	$6,293,741	$6,386,142

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Three months ended December 31,
	2024	2023
Cash Flow from Operating Activities:
Net income	$151,852	$148,722
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	46,415	45,861
Amortization of debt issuance cost	151	149
Equity-based compensation expense	26,520	26,080
Deferred income taxes	1,651	(6,683)
Loss from short-term interest-bearing investments	662	548
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	2,417	(66,657)
Prepaid expenses and other current assets	(14,787)	4,452
Other noncurrent assets	(7,925)	(10,538)
Lease assets and liabilities, net	(2,329)	(5,340)
Accounts payable, accrued expenses and accrued personnel	(50,837)	95,787
Deferred revenue	867	(25,930)
Income taxes payable, net	(5,129)	(18,066)
Other noncurrent liabilities	(43,973)	(5,998)

Net cash provided by operating activities	105,555	182,387

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(27,355)	(43,743)
Proceeds from sale of short-term interest-bearing investments	33,362	8,534
Net cash paid for business acquisitions	(57,083)	(77,329)
Net Cash from equity investments and other	16,347	928

Net cash used in investing activities	(34,729)	(111,610)

Cash Flow from Financing Activities:
Repurchase of shares	(144,483)	(158,525)
Proceeds from employee stock option exercises	4,408	4,428
Payments of dividends	(54,081)	(51,053)
Distribution to noncontrolling interests	(1,323)	(1,322)
Payment of contingent consideration and deferred payment of business acquisitions	(7,599)	(1,500)

Net cash used in financing activities	(203,078)	(207,972)

Net decrease in cash and cash equivalents	(132,252)	(137,195)
Cash and cash equivalents at beginning of period	346,085	520,080

Cash and cash equivalents at end of period	$213,833	$382,885

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
North America	$737.4	$835.8	$828.8	$823.2	$838.1
Europe	155.2	184.1	175.9	184.8	181.4
Rest of the World	217.4	244.0	245.3	237.8	225.7

Total Revenue	$1,110.1	$1,263.9	$1,250.1	$1,245.8	$1,245.2

	Three months ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Managed Services Revenue	$728.9	$721.4	$740.8	$720.3	$722.5

	as of
	December 31, 2024	September 30, 2024 (*)	June 30, 2024	March 31, 2024	December 31, 2023
12-Month Backlog	$4,140	$4,060	$4,250	$4,230	$4,210

(*)	Reflects the phase out of certain business activities from the fourth fiscal quarter of 2024 onwards.

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